UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number 001-36588

Höegh LNG Partners LP

(Translation of registrant’s name into English)

2 Reid Street

Hamilton, HM 11

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐            No   ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the Notice of Annual Meeting of Limited Partners and Proxy Statement of Höegh LNG Partners LP dated September 8, 2014 for the 2014 Annual Meeting of Limited Partners to be held on September 24, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HÖEGH LNG PARTNERS LP

Date: September 8, 2014

	By:	/s/ RICHARD TYRRELL
		Name:	Richard Tyrrell
		Title:	Chief Executive Officer and Chief Financial Officer

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